

May 5, 2010

By facsimile to (212) 688-7273 and U.S. Mail

Mr. Rong Yang
Chairman, President, and Chief Executive Officer
China Infrastructure Construction Corporation
Shidai Caifu Tiandi Building Suite 1906-09
1 Hangfeng Road Fengtai District
Beijing, People's Republic of China 100070

Re: China Infrastructure Construction Corporation
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed April 30, 2010
        File No. 333-165742

Dear Mr. Yang:

    We reviewed the filing and have the comments below.

Outside Front Cover Page of Prospectus

1. We note your response to comment three in our letter dated April 19, 2010. Please note that you may not omit the number of shares of common stock relating to the underwritten offering. Please disclose the number of shares here and, as appropriate, throughout the underwritten offering prospectus. See Rule 430A of Regulation C under the Securities Act. For additional guidance, you may wish to refer to Question and Answer 227.02 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" available on the Commission's website at http://www/sec.gov.

Principal Stockholders, page 44

2. We note your response to comment eight in our letter dated April 19, 2010. You appear to have removed from the beneficial ownership table the row for Guiping Liao. As Ms. Liao appears to be the holder of more than 5% of your common stock in her own right, please include her in the table.

Material United States Federal Income Tax Considerations, page 47

3. We note your response to comment 10 in our letter dated April 19, 2010. As requested previously, please remove the word "certain" in the first sentence of the

fourth paragraph under "General" because the word "certain" may imply that China Infrastructure Construction has not disclosed all material United States federal income tax considerations.

U.S. Holders, page 48

4. We note your response to comment 11 in our letter dated April 19, 2010. As requested previously, please remove the words "In general" in the first paragraph under "Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock" on page 49 because the words may imply that investors cannot rely on the disclosure.

Exhibit 5.1

5. We note counsel's statement that it is not licensed to practice law in Colorado. We further note that the opinions to be rendered concern the Colorado Business Corporation Act and the applicable provisions of the Colorado Constitution and the reported judicial decisions interpreting such statutes and provisions. Please provide an opinion of counsel as to the legality of the securities covered by the registration statement that is not qualified as to jurisdiction in this manner. In its current form, the filed opinion is unacceptable. Please note, too, that the opinion must be dated and must include the number of shares of common stock in the underwritten offering.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Darren Ofsink, Esq.
         Guzov Ofsink, LLC
         600 Madison Avenue, 14th Floor
         New York, NY 10022